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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO
(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
 (Amendment No. 1)

ECC INTERNATIONAL CORP.
(Name of Subject Company (Issuer))

CDA ACQUISITION CORPORATION (Offeror)
 CUBIC CORPORATION (Parent of Offeror)
(Names of Filing Persons)

COMMON STOCK
PAR VALUE $0.10 PER SHARE
(Title of Class of Securities)

268255106
(CUSIP Number of Class of Securities)

William L. Hoese, Esq.
Assistant General Counsel
Cubic Corporation
9333 Balboa Avenue
San Diego, CA 92123
(858) 277-6780
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:
 Barbara L. Borden, Esq.
Cooley Godward LLP
4401 Eastgate Mall
San Diego, Ca 92121-9109
(858) 550-6000

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee(2)

$43,714,241	$8,743

(1)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, based on the product of (i) $5.25 (i.e. the per share tender offer price) and (ii) 8,326,522, the estimated number of shares of ECC International Corp. ("ECC") common stock to be acquired in this tender offer and the merger (including 415,500 shares of ECC common stock issuable upon the exercise of outstanding options having an exercise price per share less than or equal to $5.25 and 3,000 shares of ECC common stock expected to be issued pursuant to ECC's 2002 Employee Stock Purchase Plan).

(2)
The amount of the filing fee, calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 0.02% of the transaction valuation. This amount has previously been paid.

☐    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the form or schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒    third-party tender offer subject to Rule 14d-1.
☐    issuer tender offer subject to Rule 13e-4.
☐    going-private transaction subject to Rule 13e-3.
☐    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

        This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") originally filed with the Securities and Exchange Commission on August 27, 2003 by Cubic Corporation, a Delaware corporation ("Cubic"), and CDA Acquisition Corporation, a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Cubic, relating to the offer by the Purchaser to purchase all the outstanding shares of common stock, par value $0.10 per share, of ECC International Corp., a Delaware corporation ("ECC"), at a purchase price of $5.25 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 27, 2003, and in the Letter of Transmittal, copies of which were filed with the Schedule TO as Exhibits (a)(1) and (a)(2) hereto, respectively. The information set forth in the Offer to Purchase, including Schedule I thereto, and the Letter of Transmittal, are incorporated by reference herein.

ITEMS 1-9, ITEM 11 AND ITEM 12

        Items 1-9 and Item 11 of the Schedule TO, which incorporate by reference the information set forth in the Offer to Purchase, including Schedule I thereto, and the Letter of Transmittal, and Item 12 of the Schedule TO, which contains all the exhibits to the Schedule TO, are hereby amended and supplemented as follows:

        Each reference to the title of the heading of Section 13, including references in the Table of Contents, textual references, and the reference in the heading to Section 13 itself, is hereby amended and restated to read in its entirety "Conditions to the Offer."

        The fourth full paragraph on page 15 of the Offer to Purchase (which is part of Section 1) is amended and restated to read in its entirety as follows:

        "Under Rule 14d-11 of the Exchange Act and subject to the conditions described in the following paragraph of this Offer to Purchase, the Purchaser may elect to provide for a subsequent offering period, immediately following the Expiration Date, of not fewer than three business days nor more than twenty business days in length. If provided, a subsequent offering period would be an additional period of time, following the Expiration Date and the acceptance for payment of, and the payment for, any shares of ECC common stock that are validly tendered in the Offer and not withdrawn prior to the Expiration Date, during which holders of shares of ECC common stock that were not previously tendered in the Offer may tender such shares to the Purchaser in exchange for the Offer Price on the same terms that applied to the Offer. A subsequent offering period is not the same as an extension of the Offer, which will have been previously completed if a subsequent offering period is provided. The Purchaser will accept for payment, and pay for, any shares of ECC common stock that are validly tendered to the Purchaser during a subsequent offering period, if provided, promptly after any such shares are validly tendered to the Purchaser during such subsequent offering period, for the same price paid to holders of shares of ECC common stock that were validly tendered in the Offer and not withdrawn prior to the Expiration Date, net to the holders thereof in cash. Holders of shares of ECC common stock that are validly tendered to the Purchaser during a subsequent offering period, if provided, will not have the right to withdraw such tendered shares."

        The fifth full paragraph on page 27 of the Offer to Purchase (which is part of Section 9) is amended and restated to read in its entirety as follows:

        "Except as described in this Offer to Purchase, none of the Purchaser, Cubic or, to the knowledge of the Purchaser and Cubic, any of the persons listed in Schedule I to this Offer to Purchase (which, to the knowledge of Cubic, includes all persons who may be deemed to control Cubic), or any associate or majority-owned subsidiary of Cubic, the Purchaser or any of the persons listed in Schedule I to this Offer to Purchase, beneficially owns any equity security of ECC, and none of the Purchaser, Cubic or, to the knowledge of the Purchaser and Cubic, any of the persons listed in Schedule I to this Offer to Purchase (which, to the knowledge of Cubic, includes all persons who may be deemed to control

Cubic), or any associate or majority-owned subsidiary of Cubic, the Purchaser or any of the persons listed in Schedule I to this Offer to Purchase, has effected any transaction in any equity security of ECC during the past 60 days."

        The fourth full paragraph on page 28 of the Offer to Purchase (which is part of Section 11) is amended and restated to read in its entirety as follows:

        "On March 27, 2001, Mr. John H. McNamara Jr., Managing Director of Imperial Capital, contacted Mr. John D. Thomas, Vice President Finance and Treasurer of Cubic, inquiring as to Cubic's interest in a possible transaction with ECC. On April 24, 2001, the parties signed a one-year confidentiality agreement. In June 2001, Imperial Capital distributed a Confidential Information Memorandum to those parties, including Cubic, who signed confidentiality agreements describing ECC's business, receiving interest from only two potential buyers at valuations below the Offer Price. Based on preliminary indications of interest and discussions, ECC determined the valuations to be inadequate."

        The sixth full paragraph on page 28 of the Offer to Purchase (which is part of Section 11) is amended and restated to read in its entirety as follows:

        "Management of ECC and Imperial Capital had discussions with several interested buyers over the next eight months, including the discussions with Cubic described below, ultimately receiving written indications of interest from Cubic and two other potential buyers. After reviewing the preliminary indications of interest, ECC's board of directors recommended to proceed simultaneously with all of the bidders. All of the bidders had access to diligence materials and had management meetings. After the due diligence review and management meetings, the other two bidders submitted revised all-cash bids at valuations below the Offer Price, which Cubic proposed to ECC in its non-binding letter to ECC of June 26, 2003 that is described below. ECC ceased negotiating with one of the other two bidders in May 2003, and with the other in July 2003 upon entering into the letter agreement, described below, that granted Cubic, on a binding basis, the exclusive right to negotiate an acquisition of ECC until August 1, 2003. Cubic's contacts and negotiations with ECC between June 2002 and the commencement of the Offer are described in greater detail below."

        The first full paragraph on page 29 of the Offer to Purchase (which is part of Section 11) is amended and restated to read in its entirety as follows:

        "On December 6, 2002, Mr. McNamara sent Mr. Thomas a confidential management presentation, which included information relating to, among other matters, ECC's operational plan, manufacturing and employees and that updated and supplemented due diligence information that had previously been provided to Cubic by ECC."

        The second full paragraph on page 29 of the Offer to Purchase (which is part of Section 11) is amended and restated to read in its entirety as follows:

        "On December 12, 2002, Mr. Thomas sent Mr. McNamara questions regarding the confidential management presentation. Mr. Thomas and Mr. McNamara thereafter had several conversations wherein they discussed arranging a conference call between the senior management of ECC and Cubic."

        The fourth full paragraph on page 29 of the Offer to Purchase (which is part of Section 11) is amended and restated to read in its entirety as follows:

        "On January 16, 2003, representatives from Cubic and ECC participated in a conference call. Representatives participating for Cubic included Mr. Thomas, Mr. William W. Boyle, Vice President, Chief Financial Officer and Director of Cubic, Mr. Gerald R. Dinkel, Vice President of Cubic, and several senior executives from Mr. Dinkel's staff. Present from ECC were Mr. Henderson, Ms. Melissa Van Valkenburgh, ECC's Chief Financial Officer, Ms. Terry Kohl, ECC's Vice President of Business

Development, Mr. Steve Bowling, ECC's Business Director, Aviation Systems, and Mr. McNamara of Imperial Capital. The parties reviewed the confidential management presentation sent to Cubic on December 6, 2002, discussed Cubic's questions submitted on December 12, 2002, and talked about the prospects, customers, and the nature of ECC's business."

        The eighth full paragraph on page 29 of the Offer to Purchase (which is part of Section 11) is amended and restated to read in its entirety as follows:

        "On May 14, 2003, Mr. Thomas, Mr. Dinkel, and Mr. Boyle and other Cubic employees met at Cubic's offices in San Diego, California, with Mr. Henderson, Ms. Kohl, and Mr. Collins of ECC and Mr. McNamara of Imperial Capital. The parties discussed an update to the previously-provided confidential management presentation and discussed potential business opportunities for ECC's technology."

        The fifth full paragraph on page 30 of the Offer to Purchase (which is part of Section 11) is amended and restated to read in its entirety as follows:

        "On August 18, 2003, the Cubic board of directors met and was updated on the status of the negotiations. At this meeting, the Cubic board of directors authorized the acquisition of ECC, the Merger Agreement and the Stockholder Tender Agreements. On August 19, 2003, the ECC board of directors met with its legal and financial advisors and was updated on the status of the negotiations and the Merger Agreement, including a detailed discussion of certain of its terms. At this meeting, Imperial Capital advised the ECC board of directors that, as of August 19, 2003, the consideration offered by the Purchaser in the Offer was fair, from a financial point of view, to the stockholders of ECC, and delivered its written fairness opinion to that effect. The ECC board of directors met again on August 20, 2003. Also present at this meeting were representatives from Imperial Capital and ECC's legal counsel. At this meeting, Imperial Capital confirmed its opinion to ECC's board that the consideration offered by the Purchaser in the Offer was fair, from a financial point of view, to the stockholders of ECC and that Imperial Capital's opinion had not changed from August 19, 2003. After discussion among the participants in the meeting to address questions from ECC's board of directors, ECC's board of directors unanimously authorized the acquisition of ECC, the Merger Agreement and the Stockholder Tender Agreements."

        The subsection entitled "Plans for ECC" on page 31 of the Offer to Purchase (which is part of Section 12) is amended and restated to read in its entirety as follows:

"Plans for ECC

        Cubic is a recognized leader in providing live and constructive combat training systems, technologies and services to the militaries of the United States and its allies. ECC is a recognized leader in providing virtual simulation training solutions to the militaries of the United States and its allies. Cubic believes that combining the two companies will create an excellent platform for future growth in the emerging integrated live, virtual and constructive military training market.

        Except as disclosed in this Offer to Purchase, neither Cubic nor the Purchaser has any present plans or proposals, or is presently involved in any negotiations, that relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, or purchase, sale or transfer of a material amount of assets, involving ECC or any of its subsidiaries, or any material changes in ECC's present dividend rate (which is zero), indebtedness or capitalization. Cubic intends to continue to review ECC and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel and, subject to the terms of the Merger Agreement, to consider whether any changes would be desirable in light of the circumstances then existing, and reserves the right to take such actions or effect such changes as it deems desirable. Such review is ongoing and is not expected to be complete until after completion of the Offer and the Merger.

        If the Minimum Condition and the other conditions to the Offer described in Section 13 (Conditions to the Offer) of this Offer to Purchase have been satisfied and the Purchaser purchases the shares of ECC common stock that are tendered in the Offer, Cubic intends and will have the right to designate representatives to ECC's board of directors who will constitute at least a majority of the board of directors and therefore control ECC. Following successful completion of the Offer and the Merger, Cubic intends to integrate ECC's operations with those of Cubic under the direction of Cubic management. Cubic also intends to cause all shares of ECC common stock to be delisted from the American Stock Exchange promptly upon completion of the Merger, and to cause ECC to apply for termination of registration of ECC common stock under the Exchange Act as soon after the successful completion of the Offer as the requirements for such termination are met."

        The first full paragraph following the bullet points on page 48 of the Offer to Purchase (which is part of Section 13) is amended and restated to read in its entirety as follows:

        "The foregoing conditions are for the sole benefit of Cubic and the Purchaser and, subject to the terms and conditions of the Merger Agreement, may be waived by Cubic or the Purchaser, in whole or in part, at any time and from time to time, in each case prior to the Expiration Date, in the sole discretion of Cubic and the Purchaser. The failure by Cubic or the Purchaser at any time prior to the Expiration Date to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right that may be asserted at any time and from time to time, in each case prior to the Expiration Date. The Offer is expressly subject to the satisfaction of each of the foregoing conditions."

        The first full paragraph on page 51 of the Offer to Purchase (which is part of Section 15) is amended and restated to read in its entirety as follows:

        "The Purchaser and Cubic have retained Georgeson Shareholder Communications Inc. to act as the Information Agent for the Offer, and Computershare Trust Company of New York to serve as the Depositary for the Offer. In connection with the Offer, the Information Agent and the Depositary shall each receive a base fee of $7,500. In addition, the Depositary shall be entitled to certain additional fees related to the performance of duties relating to the Offer, and in no event shall the fees payable to the Depositary, exclusive of out-of-pocket expenses, be less than $15,000. In addition, each of the Information Agent and the Depositary will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection with its services, including certain liabilities and expenses under United States federal securities laws."

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CDA ACQUISITION CORPORATION
By:	/s/ WILLIAM L. HOESE
	Name:	William L. Hoese
	Title:	Asst. General Counsel and Corporate Secretary
CUBIC CORPORATION
By:	/s/ WILLIAM W. BOYLE
	Name:	William W. Boyle
	Title:	Vice President and Chief Financial Officer
	Dated:	September 12, 2003

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  ITEMS 1-9, ITEM 11 AND ITEM 12
SIGNATURES